                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          SURETY CAPITAL CORPORATION
               ------------------------------------------------
                               (Name of Issuer)

                         Common Stock , $.01 par value
             ----------------------------------------------------
                        (Title of Class of Securities)

                                   868666207
                                   ---------
                                (CUSIP Number)

                             Christopher M. Wells
                               Coudert Brothers
                          1114 Avenue of the Americas
                           New York, New York 10036
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                August 17, 1998
                    -------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index: Page 6

                                                            Page 1 of 12 Pages

                                 SCHEDULE 13D

CUSIP No. 868666207

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Carlson Capital, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                             a.  |_|
                                             b.  |X|

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 423,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   423,000
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  423,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              |_|

13       Percent of Class Represented By Amount in Row (11)

                  7.3%

14       Type of Reporting Person*

                  IA, PN

                                                            Page 2 of 12 Pages

Item 1.  Security and Issuer
         -------------------

         This statement on Schedule 13D relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Surety Capital Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1845 Precinct Line Road, Suite 100, Hurst, TX 76054.

Item 2.  Identity and Background
         -----------------------

         This statement on Schedule 13D is being filed by Carlson Capital, L.P. (the "Reporting Person"). The business address of the Reporting Person is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

         The Reporting Person acts as investment adviser to several private investment funds and managed accounts which are the ultimate beneficial owners of the shares to which this statement relates. No such client of the Reporting Person owns 5% or more of the outstanding Common Stock.

         The general partner of the Reporting Person is Asgard Investment Corp., a Delaware corporation, whose business and principal office is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. The officers of Asgard Investment Corp. are as follows: Clint D. Carlson, President, and Nancy Carlson, Treasurer and Secretary. The sole director of Asgard Investment Corp. is Clint D. Carlson. The business address of both Clint D. Carlson and Nancy Carlson is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. The present occupation of Clint D. Carlson is President of Asgard Investment Corp. and Chief Executive Officer of Carlson Capital, L.P. The present occupation of Nancy Carlson is Secretary and Treasurer of Carlson Capital L.P. and Asgard Investment Corp. Both Clint D. Carlson and Nancy Carlson are U.S. citizens.

         During the last five years, none of the Reporting Person, Asgard Investment Corp., Clint D. Carlson or Nancy Carlson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The filing of this statement on Schedule 13-D by the Reporting Person shall not be construed as an admission that the Reporting Person was, for the purposes of Section 13(d) of the Act, the beneficial owner of any securities covered by this statement on Schedule 13-D, and the Reporting Person disclaims such beneficial ownership.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         All of the shares of Common Stock of the Issuer deemed beneficially held by the Reporting Person were purchased with the working capital of the investment funds and managed accounts.

                                                            Page 3 of 12 Pages

Item 4.  Purpose of Transaction
         ----------------------

         The purpose of the acquisition and disposition by the Reporting Person of the shares of Common Stock is for investment, although the Reporting Person may engage in activities intended to influence the business strategy or management of the Issuer.

         Except as indicated above, the Reporting Person has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13-D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

(a) This statement on Schedule 13D relates to 423,000 shares of Common Stock deemed beneficially owned by the Reporting Person, which constitute approximately 7.3% of the issued and outstanding shares of Common Stock.

(b) The Reporting Person has sole voting and dispositive power with respect to 423,000 shares of Common Stock.

(c) Within the past sixty days, accounts managed by the Reporting Person purchased and sold shares of Common Stock on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such purchases were made on the open market.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as set forth above in Item 2, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

Exhibit A:        Transactions in Shares of Common Stock Within Past 60 Days.

                                                            Page 4 of 12 Pages

                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August  26, 1998

                        CARLSON CAPITAL, L.P

                        By:/s/ Clint D. Carlson
                           -------------------------
                              Clint D. Carlson, President of the General Partner

                                                            Page 5 of 12 Pages

                                   EXHIBIT A
                                   ---------

                    Transactions in Shares of Common Stock
                          Within the Past Sixty Days
                          --------------------------

Transactions by Account No. 1
-----------------------------

================================================================================
Trade Type         Trade Date       Quantity                   Price

-----------------------------------------------------------------------------
BUY                06/18/98                    525.00                4.3750
-----------------------------------------------------------------------------
BUY                06/18/98                  1,565.00                4.3750
-----------------------------------------------------------------------------
BUY                06/22/98                    520.00                4.3750
-----------------------------------------------------------------------------
BUY                6/23/98                   1,045.00                4.2000
-----------------------------------------------------------------------------
SELL               6/23/98                     -50.00                4.1250
-----------------------------------------------------------------------------
BUY                06/25/98                     85.00                4.0000
-----------------------------------------------------------------------------
BUY                06/30/98                    620.00                4.0313
-----------------------------------------------------------------------------
BUY                08/17/98                  2,190.00                2.0536
-----------------------------------------------------------------------------
BUY                08/18/98                  2,030.00                2.4065
-----------------------------------------------------------------------------
BUY                08/20/98                    195.00                2.6250
-----------------------------------------------------------------------------
BUY                08/21/98                    610.00                2.5733
-----------------------------------------------------------------------------
BUY                08/24/98                    140.00                2.6250
=============================================================================



                                                            Page 6 of 12 Pages

                                   EXHIBIT A
                                   ---------

                    Transactions in Shares of Common Stock
                          Within the Past Sixty Days
                          --------------------------

Transactions by Account No. 2
-----------------------------

================================================================================
Trade Type       Trade Date     Quantity                   Price

---------------------------------------------------------------------------
BUY              06/18/98                  2,985.00                4.3750
---------------------------------------------------------------------------
BUY              06/18/98                  8,955.00                4.3750
---------------------------------------------------------------------------
BUY              06/22/98                  2,985.00                4.3750
---------------------------------------------------------------------------
BUY              06/23/98                  5,955.00                4.2000
---------------------------------------------------------------------------
SELL             06/23/98                   -305.00                4.1250
---------------------------------------------------------------------------
BUY              06/25/98                    510.00                4.0000
---------------------------------------------------------------------------
BUY              06/30/98                  3,595.00                4.0313
---------------------------------------------------------------------------
BUY              07/15/98                    250.00                4.6250
---------------------------------------------------------------------------
BUY              08/17/98                 13,310.00                2.0536
---------------------------------------------------------------------------
BUY              08/18/98                 12,000.00                2.4065
---------------------------------------------------------------------------
BUY              08/20/98                  1,155.00                2.6250
---------------------------------------------------------------------------
BUY              08/21/98                    280.00                2.5733
---------------------------------------------------------------------------
BUY              08/24/98                    890.00                2.6250
===========================================================================


                                                            Page 7 of 12 Pages

                                   EXHIBIT A
                                   ---------

                    Transactions in Shares of Common Stock
                          Within the Past Sixty Days
                          --------------------------

Transactions by Account No. 3
-----------------------------

================================================================================
Trade Type        Trade Date         Quantity                   Price

-------------------------------------------------------------------------------
BUY               06/18/98                      1,405.00               4.3750
-------------------------------------------------------------------------------
BUY               06/18/98                      4,235.00               4.3750
-------------------------------------------------------------------------------
BUY               06/22/98                      1,415.00               4.3750
-------------------------------------------------------------------------------
BUY               06/23/98                      2,830.00               4.2000
-------------------------------------------------------------------------------
SELL              06/23/98                       -140.00               4.1250
-------------------------------------------------------------------------------
BUY               06/25/98                        245.00               4.0000
-------------------------------------------------------------------------------
BUY               06/30/98                      1,700.00               4.0313
-------------------------------------------------------------------------------
BUY               07/09/98                      8,200.00               4.6000
-------------------------------------------------------------------------------
BUY               07/10/98                        820.00               4.5625
-------------------------------------------------------------------------------
BUY               07/15/98                        250.00               4.6250
-------------------------------------------------------------------------------
BUY               07/17/98                      3,375.00               4.3750
-------------------------------------------------------------------------------
BUY               07/20/98                        750.00               4.3750
-------------------------------------------------------------------------------
BUY               07/23/98                      7,500.00               4.3438
-------------------------------------------------------------------------------
BUY               07/28/98                      3,750.00               4,3125
-------------------------------------------------------------------------------
BUY               07/29/98                        150.00               4.2500
-------------------------------------------------------------------------------
BUY               07/31/98                     12,075.00               4.2737
-------------------------------------------------------------------------------
BUY               08/06/98                     15,150.00               3.5012
-------------------------------------------------------------------------------
BUY               08/17/98                        500.00               2.0625
-------------------------------------------------------------------------------
BUY               08/17/98                     19,590.00               2.0536
-------------------------------------------------------------------------------
BUY               08/18/98                     16,280.00               2.4065
-------------------------------------------------------------------------------
BUY               08/20/98                      1,570.00               2.6250
-------------------------------------------------------------------------------
BUY               08/21/98                      4,925.00               2.5733
-------------------------------------------------------------------------------
BUY               08/24/98                      1,130.00               2.6250
===============================================================================


                                                            Page 8 of 12 Pages

                                   EXHIBIT A
                                   ---------

                    Transactions in Shares of Common Stock
                          Within the Past Sixty Days
                          --------------------------

Transactions by Account No. 4
-----------------------------

===============================================================================
Trade Type        Trade Date        Quantity              Price

-------------------------------------------------------------------------------
BUY               06/18/98                       225.00                4.3750
-------------------------------------------------------------------------------
BUY               06/18/98                       675.00                4.3750
-------------------------------------------------------------------------------
BUY               06/22/98                       225.00                4.3750
-------------------------------------------------------------------------------
BUY               06/23/98                       460.00                4.2000
-------------------------------------------------------------------------------
SELL              06/23/98                       -20.00                4.1250
-------------------------------------------------------------------------------
BUY               06/25/98                        35.00                4.0000
-------------------------------------------------------------------------------
BUY               06/30/98                       270.00                4.0313
-------------------------------------------------------------------------------
BUY               08/17/98                       955.00                2.0536
-------------------------------------------------------------------------------
BUY               08/18/98                       880.00                2.4065
-------------------------------------------------------------------------------
BUY               08/20/98                        85.00                2.6230
===============================================================================


                                                            Page 9 of 12 Pages

                                   EXHIBIT A
                                   ---------

                    Transactions in Shares of Common Stock
                          Within the Past Sixty Days
                          --------------------------

Transactions by Account No. 5
-----------------------------

============================================================================
Trade Type         Trade Date       Quantity               Price

----------------------------------------------------------------------------
BUY                06/18/98                     3,355.00            4.3750
----------------------------------------------------------------------------
BUY                06/18/98                    10,055.00            4.3750
----------------------------------------------------------------------------
BUY                06/22/98                     3,350.00            4.3750
----------------------------------------------------------------------------
BUY                06/23/98                     6,695.00            4.2000
----------------------------------------------------------------------------
SELL               06/23/98                      -335.00            4.1250
----------------------------------------------------------------------------
BUY                06/25/98                       575.00            4.0000
----------------------------------------------------------------------------
BUY                06/30/98                     4,020.00            4.0313
----------------------------------------------------------------------------
BUY                08/17/98                     3,500.00            2.0625
----------------------------------------------------------------------------
BUY                08/17/98                    18,320.00            2.0536
----------------------------------------------------------------------------
BUY                08/18/98                    13,230.00            2.4085
----------------------------------------------------------------------------
BUY                08/20/98                     1,270.00            2.6250
----------------------------------------------------------------------------
BUY                08/21/98                     4,000.00            2.5733
----------------------------------------------------------------------------
BUY                08/24/98                       913.00            2.6250
============================================================================


                                                           Page 10 of 12 Pages

                                   EXHIBIT A
                                   ---------

                    Transactions in Shares of Common Stock
                          Within the Past Sixty Days
                          --------------------------

Transactions by Account No. 6
-----------------------------

=============================================================================
Trade Type       Trade Date       Quantity             Price

-----------------------------------------------------------------------------
BUY              06/18/98                     370.00                 4.3750
-----------------------------------------------------------------------------
BUY              06/18/98                   1,110.00                 4.3750
-----------------------------------------------------------------------------
BUY              06/22/98                     370.00                 4.3750
-----------------------------------------------------------------------------
BUY              06/23/98                     750.00                 4.2000
-----------------------------------------------------------------------------
SELL             06/23/98                     -35.00                 4.1250
-----------------------------------------------------------------------------
BUY              06/25/98                      60.00                  4.000
-----------------------------------------------------------------------------
BUY              06/30/98                     445.00                 4.0313
-----------------------------------------------------------------------------
BUY              07/09/98                   1,800.00                 4.6000
-----------------------------------------------------------------------------
BUY              07/10/98                     180.00                 4.5625
-----------------------------------------------------------------------------
BUY              07/17/98                   1,125.00                 4.3750
-----------------------------------------------------------------------------
BUY              07/20/98                     250.00                 4.3750
-----------------------------------------------------------------------------
BUY              07/23/98                   2,500.00                 4.3438
-----------------------------------------------------------------------------
BUY              07/28/98                   1,250.00                 4.3125
-----------------------------------------------------------------------------
BUY              07/29/98                      50.00                 4.2500
-----------------------------------------------------------------------------
BUY              07/31/98                   4,025.00                 4.2737
-----------------------------------------------------------------------------
BUY              08/06/98                   5,050.00                 3.5012
-----------------------------------------------------------------------------
BUY              08/17/98                   2,165.00                 2,0536
-----------------------------------------------------------------------------
BUY              08/18/98                   3,170.00                 2.4065
-----------------------------------------------------------------------------
BUY              08/20/98                     300.00                 2.6250
-----------------------------------------------------------------------------
BUY              08/21/98                     953.00                 2.5733
-----------------------------------------------------------------------------
BUY              08/24/98                     220.00                 2.6250
=============================================================================


                                                           Page 11 of 12 Pages

                                   EXHIBIT A
                                   ---------

                    Transactions in Shares of Common Stock
                          Within the Past Sixty Days
                          --------------------------

Transactions by Account No. 7
-----------------------------

================================================================================
Trade Type        Trade Date        Quantity               Price

----------------------------------------------------------------------------
BUY               06/18/98                     1,135.00             4.3750
----------------------------------------------------------------------------
BUY               06/18/98                     3,405.00             4.3750
----------------------------------------------------------------------------
BUY               06/22/98                     1,135.00             4.3750
----------------------------------------------------------------------------
BUY               06/23/98                     2,265.00             4.2000
----------------------------------------------------------------------------
SELL              06/23/98                      -115.00             4.1250
----------------------------------------------------------------------------
BUY               06/25/98                       190.00             4.0000
----------------------------------------------------------------------------
BUY               06/30/98                     1,350.00             4.0313
----------------------------------------------------------------------------
BUY               08/17/98                     4,770.00             2.0536
----------------------------------------------------------------------------
BUY               08/18/98                     4,410.00             2.4063
----------------------------------------------------------------------------
BUY               08/20/98                       425.00             2.6250
----------------------------------------------------------------------------
BUY               08/21/98                     1,330.00             2.5733
----------------------------------------------------------------------------
BUY               08/24/98                       305.00             2.6250
============================================================================


                              Page 12 of 12 Pages